

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, California 90212

   Re: Kennedy-Wilson Holdings, Inc.
     Form 10-K for the fiscal year ended December 31, 2022
     Form 10-K for the fiscal year ended December 31, 2023
     File No. 001-33824

Dear Justin Enbody:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: In Ku Lee